U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   DUFRESNE                         BENOIT
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   (Last)                           (First)             (Middle)

   C/O Biomasse International Inc., 5345 St. Joseph Street
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                                    (Street)

   Trois-Rivieres ouest,            Quebec               G9A 5M4
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     BIOMASSE INTERNATIONAL, INC. --- (BIMS)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     OCTOBER 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     President
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                               6.
                                                4.                              5.             Owner-
                                                Securities Acquired (A) or      Amount of      ship
                                   3.           Disposed of (D)                 Securities     Form:     7.
                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                     2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                   Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security    Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)           (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON CLASS B       10/22/01       J (1)           60,000      D      $0.000   3,054,932      D
COMMON CLASS B       10/25/01       S                  362      D      $1.180   3,054,932      D
COMMON CLASS B       10/26/01       S                  362      D      $1.180   3,054,932      D
COMMON CLASS B       10/29/01       S                  855      D      $1.325   3,054,932      D
COMMON CLASS B       10/30/01       S                  693      D      $1.340   3,054,932      D
COMMON CLASS B       10/31/01       S                  154      D      $1.310   3,054,932      D
COMMON CLASS B       10/31/01       S                  654      D      $1.290   3,054,932      D
COMMON CLASS B       10/31/01       S                  154      D      $1.300   3,054,932      D
COMMON CLASS B       10/11/01       S                2,750      D      $0.980   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/11/01       S                  500      D      $0.900   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/16/01       S                  300      D      $0.990   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/25/01       S                  363      D      $1.180   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/26/01       S                  362      D      $1.180   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/29/01       S                  824      D      $1.325   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/30/01       S                  667      D      $1.340   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/31/01       S                  149      D      $1.310   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/31/01       S                  631      D      $1.290   3,054,932      I         BY SIBCO, INC.
COMMON CLASS B       10/31/01       S                  149      D      $1.300   3,054,932      I         BY SIBCO, INC.
====================================================================================================================================

<F1>
Given to creditor of company to satisfy a liability of the Company.  The registrant is not receiving directly or indirectly any compensation or reimbursement for this transfer.

*    If the Form is filed by more than one Reporting Person, see
     Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                        9.         Owner-
                                                                                                        Number     ship
                                                                                                        of         Form
            2.                                                                                          Deriv-     of
            Conver-                    5.                              7.                               ative      Deriv-   11.
            sion                       Number of                       Title and Amount                 Secur-     ative    Nature
            or                         Derivative    6.                of Underlying           8.       ities      Secur-   of
            Exer-             4.       Securities    Date              Securities              Price    Bene-      ity:     In-
            cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)        of       ficially   Direct   direct
            Price    Trans-   action   or Disposed   Expiration Date   ----------------------  Deriv-   Owned      (D) or   Bene-
1.          of       action   Code     of(D)         (Month/Day/Year)                  Amount  ative    at End     In-      ficial
Title of    Deriv-   Date     (Instr.  (Instr. 3,    ----------------                  or      Secur-   of         direct   Owner-
Derivative  ative    (Month/  8)       4 and 5)      Date      Expira-                 Number  ity      Month      (I)      ship
Security    Secur-   Day/     ------   ------------  Exer-     tion                    of      (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)  ity      Year)    Code V    (A) (D)      cisable   Date    Title           Shares  5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant     $0.001   07/06/01 X             127,500  04/01/99 01/31/02 Common Class B  127,500 $0.001   1,005,400  D
====================================================================================================================================


        /s/ Benoit Dufresne                                 November 9, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.